Third Point LLC
390 Park Avenue
June 13, 2007	New York, NY 10022

Mr. Donald L. Blankenship

Chairman and CEO

Massey Energy Company

4 North 4th Street

Richmond, VA 23219

Dear Don:

We hereby resign from Massey’s Board of Directors, and consequently from all Board committees.

We are taking this action in response to the recently announced result of the Company’s strategic review process. We believe that the interests of the Company’s shareholders would have been much better served by a decision to follow through on an attractive business combination with a competitor. The Board clearly shared our view as to the attractiveness and importance of such a transaction, but its misguided insistence on keeping you in place as CEO outweighed strategic considerations and prevented the consummation of a deal that would have been in the best interest of all shareholders.

As you know, we have repeatedly expressed concerns about a number of the Company’s business practices, and the Board’s unwillingness to confront them has also influenced our decision to resign. We believe that the sale of substantially all forward production, without locking in costs, reflects poor risk management. As well, the Company’s confrontational handling of environmental and regulatory matters has simply been counterproductive. These and other correctible deficiencies combine to maintain a “Blankenship Discount” in the market price for Massey’s shares, and do a grave disservice to our shareholders by masking the underlying strength of the Company’s business, assets and workforce. We cannot stand by while the Board fails to address these concerns.

Most importantly, we believe that the Company’s decision to stay independent is a fundamental mistake, and we cannot support the Company in its choice of the wrong alternative for the wrong reasons.

Sincerely,

/s/ Daniel S. Loeb
Daniel S. Loeb

/s/ Todd Q. Swanson
Todd Q. Swanson